Exhibit 99.2

OSTIN TECHNOLOGY GROUP CO., LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(UNAUDITED)

OSTIN TECHNOLOGY GROUP CO., LTD.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

(IN U.S. DOLLARS, EXCEPT FOR NUMBER OF SHARES DATA)

	Mar 31, 2025	Sep 30, 2024

ASSETS
Current Assets
Cash and cash equivalents	$1,699,634	$1,024,569
Restricted cash	304,546	314,922
Accounts receivable, net of allowance for credit losses of $530,999 and $82,032, respectively	4,680,640	3,918,558
Inventories, net	8,648,300	11,109,599
Advances to suppliers, net	6,916,214	2,435,809
Tax receivables	515,438	581,063
Due from related parties	-	426,909
Prepaid expenses and other receivables	638,331	1,032,930
Total Current Assets	23,403,103	20,844,359
Property, plant and equipment, net	24,070,936	24,509,640
Land use rights, net	1,400,242	1,447,950
Intangible assets, net	3,721,742	4,261,262
Right-of-use assets	-	11,738
TOTAL ASSETS	$52,596,023	$51,074,949

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$8,684,108	$6,343,608
Convertible notes	-	1,075,781
Accrued expenses and other current liabilities	5,421,144	3,171,571
Advances from customers	1,415,552	495,290
Due to related parties	5,626,906	4,778,690
Short-term borrowings	23,611,619	25,006,630
Lease liabilities – current	81,750	84,536
Deferred tax liability	-	5,329
Total Current Liabilities	44,841,079	40,961,435
Long-term borrowings	1,653,644	1,709,986
Long-term payables	276,349	516,940
Deferred tax liability	15,480	-

TOTAL LIABILITIES	$46,786,552	$43,188,361

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY*
Class A ordinary share, $0.001 par value, 499,100,000 shares authorized, 2,847,127 and 1,571,835 shares issued and outstanding as of March 31, 2025 and September 30, 2024	2,847	1,572
Class B ordinary share, $0.001 par value, 800,000 shares authorized, 0 and 200,000 shares issued and outstanding as of March 31, 2025 and September 30, 2024	200	200
Preference share, $0.001 per value, 100,000 shares authorized, 0 shares issued and outstanding as of March 31, 2025 and September 30, 2024	-	-
Additional paid-in capital	26,114,643	24,460,848
Statutory reserves	1,497,772	1,497,772
Accumulated deficit	(23,706,893)	(18,527,479)
Accumulated other comprehensive loss	(1,229,511)	(2,240,680)
Total Equity Attributable to Ostin Technology Group Co., Ltd.	2,679,058	5,192,233
Equity attributable to non-controlling interests	3,130,413	2,694,355
Total Shareholders’ Equity	5,809,471	7,886,588
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$52,596,023	$51,074,949

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	For the six months ended
	March 31,
	2025	2024

Sales	$20,843,086	$14,973,048
Cost of sales	(18,941,243)	(14,082,663)
Gross profit	1,901,843	890,385

Operating expenses:
Selling and marketing expenses	(1,010,350)	(897,059)
General and administrative expenses	(4,202,385)	(2,900,993)
Research and development costs	(1,564,969)	(965,157)
Gain from disposal of property, plant and equipment	-	81,036
Total operating expenses	(6,777,704)	(4,682,173)

Operating loss	(4,875,861)	(3,791,788)

Other income (expenses):
Interest expense, net	(1,227,192)	(1,102,464)
Other income, net	422,009	244,873
Total other expenses, net	(805,183)	(857,591)

Loss before income taxes	(5,681,044)	(4,649,379)
Income tax expense	(42)	-

Net loss	(5,681,086)	(4,649,379)
Net loss attributable to non-controlling interests	(501,672)	(8,158)
Net loss attributable to Ostin Technology Group Co., Ltd.	(5,179,414)	(4,641,221)

Net loss	(5,681,086)	(4,649,379)

Other comprehensive income (loss):
Foreign currency translation adjustment	953,158	56,198
Comprehensive loss	(4,727,928)	(4,593,181)
Comprehensive (loss) income attributable to non-controlling interests	(559,681)	60,215
Comprehensive loss attributable to Ostin Technology Group Co., Ltd.	(4,168,247)	(4,653,396)

Loss per share
Basic and diluted*	$(2.98)	$(0.29)
Weighted average number of ordinary shares outstanding
Basic and diluted	1,735,977	15,844,501

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.

OSTIN TECHNOLOGY GROUP CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025

(IN U.S. DOLLARS, EXCEPT SHARES DATA)

	Class A Shares*	Amount	Class B Shares*	Amount	Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive loss	Non- controlling interests	Total shareholders’ equity
Balance as at September 30, 2024	1,571,835	$1,572	200,000	$200	$24,460,848	$1,497,772	$(18,527,479)	$(2,240,680)	$2,694,355	$7,886,588
Private placement	162,338	162	-	-	59,838	-	-	-	-	60,000
Private placement	965,513	966			1,399,034					1,400,000
	-	-			-	-	-	-	-
DTC round up share	70,159	70	-	-	-	-	-	-	-	70
Redemption 1	77,283	77	-	-	194,923	-	-	-	-	195,000
Addition paid in capital	-	-	-	-	-	-	-	-	82,978	82,978
Capital contribution by Non- controlling interests	-	-	-	-	-	-	-	-	912,762	912,762
Foreign currency translation loss	-	-	-	-	-	-	-	1,011,168	(58,010)	953,158
Net loss	-	-	-	-	-	-	(5,179,414)	-	(501,672)	(5,681,086)

Balance as at March 31, 2025	2,847,127	2,847	200,000	200	26,114,643	1,497,772	(23,706,893)	(1,229,511)	3,130,413	5,809,471

*	The financial statements give retroactive effect to the December 31, 2024 one-for-ten reverse share split.